

July 26, 2012

Via U.S. Mail
Oscar Gonzalez Rocha
Chief Executive Officer
Southern Copper Corporation
1440 East Missouri Avenue, Suite C-175
Phoenix, AZ 85014

>   **Re: Southern Copper Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Response Dated June 20, 2012**
>   **File No. 001-14066**

Dear Mr. Rocha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2011

General

1. Please be advised that future materials submitted to the United States Securities and Exchange Commission should be translated into English.

Property Book Value, page 7

2. In conjunction with the capitalization of costs associated with your Tia Maria development project, mineral reserves should be disclosed. Please include this disclosure in your filing or tell us why you are unable to do so. In this regard we reference paragraph (c) of the Instructions to 102 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer at 202-551-3610 if you have questions regarding the engineering comments. Please contact Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining